05055465

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWABS, Inc.
Exact Name of Registrant as Specified in Charter

0001021913
Registrant CIK Number

Form 8-K, May 25, 2005, Encore Credit Receivables Trust 2005-1, Asset Backed Notes, Series 2005-2

333-118926

Name of Person Filing the Document
(If Other than the Registrant)

SEC MAIL PROCESSING
RECEIVED
MAY 27 2005
WASH. D.C. 205 SECTION

PROCESSED
JUN 01 2005
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

CWABS, INC.

By: ______________________
Name: Ruben Avilez
Title: Vice President

Dated: May 25, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

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* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

By Loan Type *please use more rows if there are other type of loans*

	Mortgage Loans	Principal Balance	% of Principal Balance	Wt. Avg. Gross Coupon	% ARM	Wt. Avg. FICO	Wt. Avg. Original Combined LTV	Wt. Avg. Debt-to-Income Ratio	% Full Documentation	% Refinancing	% Owner Occupied	% Investor Properties
6 Month LIBOR ARMs	43	12460963	1.45	6.804	1.45	649	79.636	0	0.11	0.07	1.25	0.2
1/29 Hybrid ARMs	120	29657231.07	3.45	7.186	3.45	630	81.691	0	1.01	0.09	3.08	0.32
2/28 Hybrid ARMs	2458	501995236.4	58.46	7.598	58.46	598	78.605	0	26.48	4.39	54.59	3.76
2/28 Hybrid ARMs - Interest Only	521	146420046.5	17.05	6.696	17.05	658	81.166	0	9.84	0.82	17.05	0
3/27 Hybrid ARMs	68	14622145.17	1.7	7.171	1.7	635	79.404	0	0.71	0.11	1.48	0.21
3/27 Hybrid ARMs - Interest Only	40	10831515	1.26	6.513	1.26	670	81.519	0	0.66	0.19	1.24	0.02
5/25 Hybrid ARMs	38	8355540	0.97	6.771	0.97	640	77.868	0	0.47	0.05	0.93	0.04
10 Yr Fixed Rate	1	225000	0.03	5.75	0	683	77.59	0	0.03	0	0.03	0
15 Yr Fixed Rate	32	3932650	0.46	7.011	0	637	69.359	0	0.32	0.1	0.44	0.01
20 Yr Fixed Rate	25	3473240	0.4	6.874	0	635	73.112	0	0.24	0.06	0.39	0.02
25 Yr Fixed Rate	2	423500	0.05	6.584	0	641	67.273	0	0.02	0	0.05	0
30 Yr Fixed Rate	601	116919415.9	13.62	7.032	0	642	75.959	0	8.47	1.9	12.92	0.7
30 Yr Fixed Rate – Interest Only	30	9320901	1.09	6.744	0	675	76.226	0	0.73	0.07	1.09	0

By Original IO Term *please use more rows if there are other type of IO products*

	Mortgage Loans	Principal Balance	% of Principal Balance	Wt. Avg. Gross Coupon	% ARM	Wt. Avg. FICO	Wt. Avg. Original Combined LTV	Wt. Avg. Debt-to-Income Ratio	% Full Documentation	% Refinancing	% Owner Occupied	% Investor Properties
24 months	515	144799646.5	16.86	6.694	16.86	658	81.128	0	9.73	0.82	16.86	0
36 months	40	10831515	1.26	6.513	1.26	670	81.519	0	0.66	0.19	1.24	0.02
60 months	36	10941301	1.27	6.761	0.19	669	77.455	0	0.84	0.07	1.27	0

By Occupancy Status

	Mortgage Loans	Principal Balance	% of Principal Balance	Wt. Avg. Gross Coupon	% ARM	Wt. Avg. FICO	Wt. Avg. Original Combined LTV	Wt. Avg. Debt-to-Income Ratio	% Full Documentation	% Refinancing	% Owner Occupied	% Investor Properties
2nd Homes	7	1523560	0.18	8.188	0.18	625	76.944	0	0.06	0	0	0
Owner Occupied	3717	811675058.9	94.53	7.264	79.62	618	78.764	0	47.21	7.63	94.53	0
Investor Properties	255	45438765.2	5.29	7.849	4.56	647	78.554	0	1.81	0.22	0	5.29

By Documentation

	Mortgage Loans	Principal Balance	% of Principal Balance	Wt. Avg. Gross Coupon	% ARM	Wt. Avg. FICO	Wt. Avg. Original Combined LTV	Wt. Avg. Debt-to-Income Ratio	% Full Documentation	% Refinancing	% Owner Occupied	% Investor Properties
1 Yr Full Documentation	944	190924674.4	22.24	7.176	17.76	606	76.677	0	22.24	2.07	21.32	0.9
1 Yr Limited Documentation	93	23540881	2.74	7.477	2.45	581	78.431	0	0	0.37	2.69	0.06
2 Yr Full Documentation	1231	230499106	26.84	7.185	21.52	611	80.156	0	26.84	2.65	25.88	0.91
2 Yr Limited Documentation	1	186400	0.02	7.99	0.02	512	80	0	0	0	0.02	0
Stated Income	1710	413486322.7	48.16	7.404	42.61	632	78.94	0	0	2.77	44.62	3.42

Debt-to-Income Ratio Distribution

Range (Debt to Income Ratio Not Available)	Mortgage Loans	Principal Balance	% of Principal Balance	Wt. Avg. Gross Coupon	% ARM	Wt. Avg. FICO	Wt. Avg. Original Combined LTV	Wt. Avg. Debt-to-Income Ratio	% Full Documentation	% Refinancing	% Owner Occupied	% Investor Properties
<=30												
30.01-35.00												
35.01-40.00												
40.01-45.00												
45.01-50.00												
50.01-55.00												
55.01-60.00												
>60.00												

Wt. Avg. DTI = N/A

Silent Seconds

	Mortgage Loans	Principal Balance	% of Principal Balance	Wt. Avg. Gross Coupon	% ARM	Wt. Avg. FICO	Wt. Avg. Original Combined LTV	Wt. Avg. Debt-to-Income Ratio	% Full Documentation	% Refinancing	% Owner Occupied	% Investor Properties
Silent Second	530	120118312	13.99	6.599	13.13	668	80.662	0	8.48	0.51	13.75	0.24
Effective Combined LTV (taking into account the sile	81.323											